EX-99.AA

PRENTICE CAPITAL MANAGEMENT, LP
623 Fifth Avenue, 32nd Floor
New York, New York 10022

February 9, 2007

Mr. Steven R. Scheyer
205 Franklin Road
Glencoe, Illinois 60022

Dear Steven:

          This letter confirms our agreement regarding (i) your “tag-along” rights with respect to the stock options that you will be granted under the Ascendia Brands 2007 Stock Incentive Plan (the “Option”) and (ii) Prencen Lending’s guarantee of the payment of the “Special Bonus” as described in Section 3(e) of the employment agreement between you and Ascendia Brands, Inc. (the “Company”) dated February 9, 2007 (the “Employment Agreement”). This letter is given by us as an inducement to your entering into your Employment Agreement pursuant to which you are being issued the Option discussed below.

          Tag-Along Rights

1.

You will have co-sale rights on private sales by us or our affiliates (collectively, "Prentice") of the Company’s securities (in other words, a sale that is not pursuant to a registration statement or SEC Rule 144), except with respect to the first $25 million of stated value (meaning the sum of the principal amount of debentures, plus the stated value of any preferred stock, plus the sale price of any common stock) of Company securities sold by Prentice after the date hereof. With respect to any sale involving multiple types of securities that results in Prentice selling more than $25 million of stated value of Company securities, the securities allocated to the $25 million of stated value of Company securities not subject to your co-sale rights shall first be to debentures at their face amount, then to preferred stock at their stated value, and then to common stock at its sale price. The portion of said $25 million amount applicable to any proposed sale transaction shall be referred to as the "Exception Piece" and you shall not have co-sale rights with respect to the Exception Piece. For the avoidance of doubt, (i) the redemption by the Company of $20 million in principal amount of the debentures presently held by Prencen Lending in the aggregate principal amount of $91 million shall not count towards the Exception Piece and you have no co-sale rights with respect to such redemption and (ii) the potential exchange by Prentice of up to $40 million in principal amount of its debentures for shares of a newly-created series of preferred stock of the Company, as set forth in the debentures, shall not count for purposes of determining

Mr. Steven R. Scheyer
February 9, 2007

whether Prentice has sold $25 million of stated value of Company securities and you shall have no co-sale rights with respect to such exchange.

2.

In any private sale of the Company’s securities by Prentice subject to your right of co-sale (solely with respect to that portion of a sale in excess of the Exception Piece), you will have the right to include in such sale (the “Sale”) a number of shares of common stock of the Company determined by multiplying (A) the sum of the number of shares of common stock (i) held by you as a result of your prior exercise of the Option and (ii) that may be held by you on an as if-exercised basis with respect to your Option, whether or not then exercisable, by (B) a fraction, the numerator of which shall be the number of shares of common stock that Prentice is selling in such proposed Sale after the deduction of the Exception Piece, if any, (with such number of shares to be determined on an as-converted or as-exercised basis with respect to any convertible or exercisable securities and without giving effect to any blockers or limitations on conversion or exercise), and the denominator of which shall be the total number of shares of common stock owned by Prentice on an as-converted, fully-diluted basis (giving effect to the deduction of the Exception Piece, if any, but without giving effect to any blockers or limitations on conversion or exercise). If you exercise your co-sale rights in connection with any private sale of the Company’s securities by us and the third party purchaser refuses to purchase the shares of common stock of the Company that you elect to include in such sale pursuant to this paragraph 2, then, as a condition to the consummation of our private sale of securities to such third party purchaser, we shall purchase the shares of common stock that you elected to be included in such sale pursuant to the exercise of your co-sale rights in accordance with this paragraph 2. The parties acknowledge that as a mechanical matter you may not be able to exercise a portion of the Option to acquire such shares until the closing of the proposed sale transaction has occurred. Such additional shares will be purchased by the proposed purchaser or Prentice on the terms of the proposed transaction as soon as you are permitted by the terms of the Option grant to exercise those vested portions of the Option and acquire such shares and only following such exercise by you (which vested portions of the Option you shall exercise as soon as you are permitted to do so).

3.

If Prentice sells its debentures or preferred stock (but not Company common stock) in a sale with respect to which you exercise your co-sale rights, the per share consideration to be received by you will be the average closing price of a share of Company common stock for the five trading days immediately preceding the consummation of such sale by Prentice (the “Market Price”). If Prentice desires to sell shares of Company common stock and debentures or preferred stock in a sale with respect to which you exercise your co-sale rights, the per share consideration to be received by you will be the greater of (i) the Market Price or (ii) or the same consideration per share of Company common stock that Prentice receives for the sale of Company common stock. If Prentice desires to sell shares of Company common stock (but not debentures or preferred stock) in a sale with respect to which you exercise your

Mr. Steven R. Scheyer
February 9, 2007

co-sale rights, the per share consideration to be received by you will be the consideration per share of Company common stock that Prentice receives for the sale of Company common stock in such sale.

4.

Your right to participate in any such sale will be conditioned upon your notifying us in writing, within 5 days following notice of such sale, that you are exercising your co-sale right with respect to such sale and your entering into a separate purchase agreement with such third party containing the same provisions (other than with respect to consideration) as the purchase agreement we enter into with such third party. Such notice of sale shall contain all relevant details of such sale and copies of any term sheets and drafts or agreements being used in such sale.

5.

Your co-sale rights will expire upon the earlier to occur of (i) the termination by you of your employment with the Company without Good Reason (as defined in the Employment Agreement), or (ii) the Company’s termination of your employment for Cause (as defined in the Employment Agreement).

          Special Bonus Guarantee

          If for any reason the Company does not pay to you your Special Bonus in accordance with the requirements under Section 3(e) of the Employment Agreement by the close of business on January 15, 2008, Prencen Lending LLC hereby guarantees the payment and will pay such amount to you by January 20, 2008.

Sincerely yours,

Prentice Capital Management, LP

By: /s/ Mathew Hoffman
Name: Mathew Hoffman
Title:   General Counsel

Prencen Lending LLC
By: Prentice Capital Management, LP,
           as Manager

By: /s/ Mathew Hoffman
Name: Mathew Hoffman
Title: General Counsel

Acknowledged and agreed
to by:

/s/ Steven Scheyer
Steven Scheyer